EXHIBIT 11.1

PartnerRe Ltd.

Computation of Net Income Per Common and Common Equivalent Share
For the years ended December 31, 2002, 2001 and 2000

(Expressed in thousands of U.S. dollars, except per share amounts)

	December 31, 2002	December 31, 2001 (1)	December 31, 2000

Basic Earnings Per Share
Net income (loss)	$190,302	$(160,482)	$142,307
Preferred stock dividends	(20,000)	(20,000)	(20,000)

Net income (loss) available to common shareholders	$170,302	$(180,482)	$122,307
Weighted average number of common shares outstanding	50,551.0	50,136.8	49,274.8
Basic net income (loss) per share	$3.37	$(3.60)	$2.48
Diluted Earning Per Share
Net income (loss)	$190,302	$(160,482)	$142,307
Preferred stock dividends	(20,000)	(20,000)	(20,000)

Net income (loss) available to common shareholders	$170,302	$(180,482)	$122,307
Weighted average ordinary shares outstanding	50,551.0	—	49,274.8
Class B warrants	896.7	—	873.8
Stock options	460.0	—	528.9

Weighted average number of common and common equivalent shares outstanding	51,907.7	—	50,677.5
Diluted net income per share	$3.28	—	$2.41

(1)

Diluted net loss per share has not been shown for 2001 because the effect of dilutive securities would have been antidilutive.  For the 2001 period, the weighted average number of common and common equivalent shares outstanding for the year amounted to 51,566.5 shares after the dilutive effect of Class B warrants, and stock options of 899.6 and 530.1, respectively.